
05006975


EMI



**By Airmail**

Office of International Finance,
Division of Corporation Finance,
Securities & Exchange Commission,
450 5th Street, NW,
Washington DC 20549-1004

18th March, 2005.

Attn: Filing Desk - Stop 1-4



Dear Sirs,

**EMI Group plc - Ref. No: 82-373**

Further to our filing of 15th March 2005, I enclose one copy of the following item that the Company has delivered to the London Stock Exchange:

(a) an announcement dated 18th March 2005, confirming that Wellington Management Company, LLP has increased its holding in EMI Group plc Ordinary Shares of 14p each and, as at 17th March 2005, held 68,271,038 shares, being 8.65% of the shares in issue.

Yours faithfully,

C. L. CHRISTIAN
Deputy Secretary



Enc.



**VIA PR NEWSWIRE DISCLOSE**

ER 05/14

Company Announcements Office,
London Stock Exchange.

18th March, 2005.

Dear Sirs,

**EMI Group plc - Holding in Company**

As required by paragraph 9.11 of the Listing Rules, we advise that the Company has been informed by Wellington Management Company, LLP, a discretionary investment manager acting on behalf of its various clients, in a letter dated and received by fax after close of business on 17th March 2005, that it has increased its holding in EMI Group plc Ordinary Shares of 14p each and, as at 17th March 2005, had an interest in 68,271,038 shares, being 8.65% of the shares in issue.

Yours faithfully,

C. L. CHRISTIAN
Deputy Secretary

**EMI Group plc** 27 Wrights Lane London W8 5SW UK Tel +44 (0)20 7795 7000 Fax +44 (0)20 7795 7001
Registered Office: Address as above. Registered in England No. 229231